TAX SHELTERED ANNUITY ENDORSEMENT

ENDORSED ON THIS CERTIFICATE/CONTRACT ON ITS DATE OF ISSUE:

This endorsement is made a part of and amends the annuity contract to which it is attached in order to qualify the contract as a Tax Sheltered Annuity (TSA) under Section 403(b) of the Internal Revenue Code of 1986 as amended (hereinafter referred to as the "IRC").

The following provisions will be applicable, notwithstanding any other provisions of this contract to the contrary:

  NONTRANSFERABLE. Only the annuitant may be the owner, and this contract is not transferable by the owner. Any amounts contributed by the employer under this contract will be nonforfeitable to the owner and be used exclusively for the purchase of an annuity benefit.

  This contract may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of any obligations or for any other purpose, to any person other than Aid Association for Lutherans (hereafter referred to as "we" and "us").

  OWNERSHIP. This contract is for the exclusive benefit of the owner or his or her beneficiaries.

  LIMITATIONS ON CONTRIBUTIONS. This TSA can accept the following funds:

    Owner contributions made pursuant to a salary reduction agreement;
    Employer contributions;
    Rollover contributions within the meaning of IRC Section 403(b)(8), 403(b)(10) or 408(d)(3);
    Direct transfers pursuant to Revenue Ruling 90-24 (or other IRC section or pronouncement of similar application).

  This contract will separately account for direct rollovers or transfers of after tax contributions from another TSA, including separately accounting for the portion of such distribution which is includible in gross income and the portion of such distribution which is not so includible.

  CONTRIBUTION AMOUNTS. Contributions made by the owner under this contract pursuant to a salary reduction agreement (within the meaning of IRC Section 3121(a)(5)(D)) and employer contributions made on behalf of the owner shall not exceed the lesser of:

    the limitation on elective deferrals under IRC Section 402(g); or

    the applicable limitation under IRC Section 415.

  In no event will we require, as a condition of issuing this contract, that the owner agrees to make annual salary reduction contributions in excess of $200 (or such other limitation specified in IRC Section 403(b)(12)).

  Notwithstanding any provision of this contract to the contrary, contributions, benefits and service credit with respect to qualified military service will be provided in accordance with IRC Section 414(u).

  CATCH-UP CONTRIBUTION AMOUNTS. All contract owners who are eligible to make elective deferrals under this TSA and who have attained age 50 before the close of the plan year will be eligible to make catch-up contributions in accordance with, and subject to the limitations of IRC Section 414(v). Such catch-up contributions will not be taken into account for purposes of the provisions of the TSA implementing the required limitations of IRC Sections 402(g) and 415.

  REQUIRED DISTRIBUTIONS. All distributions under this contract shall be subject to and made in accordance with Income Tax Regulations prescribed by the Secretary of the Treasury pursuant to IRC Section 403(b)(10), which are hereby incorporated by reference, or in the absence of such regulations, in accordance with regulations under IRC Section 401(a)(9), including the minimum distribution incidental benefit requirement.

  RESTRICTIONS ON DISTRIBUTIONS. Distributions under this contract attributable to contributions made pursuant to a salary reduction agreement (within the meaning of IRC Section 3121(a)(5)(D)) may be made only when the owner:

    attains age 59 1/2;
    severs from employment;
    dies;
    becomes disabled (within the meaning of IRC Section 72(m)(7));
    encounters hardship (within the meaning of IRC Section 403(b)(11)). In the case of hardship, distributions cannot include any earnings on contributions made under this contract pursuant to a salary reduction agreement.

  In addition to the distribution restrictions set forth above, all distributions shall be made in accordance with the following rules:

    Prior to making distribution, we will provide the notice required under IRC Section 402(f) or 1.411(a) 11(c) of the Income Tax Regulations or any successor provision of the IRC or regulations of similar import.

    Generally, a distribution will be made at least 30 days following the date the notice is provided. However, if the distribution is one to which the joint and survivor annuity rules of ERISA do not apply, a distribution may be made or commence less than 30 days after notice is given, provided that (i) the notice provided clearly informs the owner that he or she has a right to a period of at least 30 days after receiving the notice to consider the decision of whether or not to receive a distribution (and to the extent applicable, a distribution option), and (ii) the owner, after receiving the notice, affirmatively elects an immediate distribution.

    The owner may elect, at the time and in the manner prescribed by us, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the owner in a direct rollover.

  Eligible Rollover Distributions. An eligible rollover distribution is any distribution of all or any portion of this TSA to the credit of the owner, except that an eligible rollover distribution does not include:

    any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and the owner's designated beneficiary, or for a specified period of ten years or more;
    any distribution to the extent such distribution is required under IRC Section 401(a)(9); and
    any distribution for the purpose of hardship.

  Eligible Retirement Plan. An eligible retirement plan is an individual retirement account described in IRC Section 408(a), an individual retirement annuity described in IRC Section 408(b), or an annuity contract or custodial account described in IRC Section 403(b), that accepts the owner's eligible rollover distribution.

  An eligible retirement plan also includes a qualified defined contribution plan described in IRC Sections 401(a) or 403(a) or an eligible plan under IRC Section 457(b) which is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state.

  The definition of eligible retirement plan shall also apply with respect to an eligible rollover distribution payable to the owner's surviving spouse or to the owner's spouse or former spouse who is the alternate payee under a qualified domestic relations order as defined in IRC Section 414(p).

  Direct Rollover. A direct rollover is a payment by this TSA to the eligible retirement plan specified by the contract owner.

  For purposes of the direct rollover provisions, a portion of a distribution from this contract shall not fail to be an eligible rollover distribution merely because the portion consists of after tax contributions made by the owner which are not includible in gross income. However, such portion may be directly rolled only to an individual retirement account or annuity described in IRC Section 408(a) or (b), or to a qualified defined contribution plan described in IRC Section 401(a) or 403(a).

  After tax contributions from this contract could also be transferred to an annuity contract or custodial account described in IRC Section 403(b) that agrees to separately account for amounts so transferred, including separately accounting for the portion of such distribution which is includible in gross income and the portion of such distribution which is not so includible.

  AMENDMENTS. We reserve the right to amend this contract at any time in order to comply with changes in federal laws, rules or regulations.

Signed for Aid Association for Lutherans

President

Secretary

AM-AT-TSA (02)